EXHIBIT 99.1

ML Laboratories Renews PER.C6(TM) License Agreement with Crucell

LEIDEN, The Netherlands, March 16, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that UK-based ML Laboratories has decided to renew its PER.C6(tm) technology license agreement. Under the renewed agreement, the parties have negotiated research and commercial terms for gene therapy products developed and manufactured on PER.C6(tm) technology. Further details were not disclosed.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(tm) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(tm) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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CONTACT:  Crucell N.V.
          Elizabeth Goodwin
          Investor Relations Manager
          Tel. +31-(0) 71-524 8718
          e.goodwin@crucell.com

          Redington, Inc.
          Thomas Redington
          Tel. +1 212-926-1733
          tredington@redingtoninc.com